As filed with the Securities and Exchange Commission on January 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
ATS MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Minnesota	3842	41-1595629
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447
(763) 553-7736
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Michael D. Dale
President and Chief Executive Officer
ATS Medical, Inc.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447
(763) 553-7736
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Dale President and Chief Executive Officer ATS Medical, Inc. 3905 Annapolis Lane, Suite 105 Minneapolis, Minnesota 55447 (763) 553-7736 Facsimile: (763) 553-1492	Timothy S. Hearn, Esq. Dorsey & Whitney LLP 50 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600 Facsimile: (612) 340-2868
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Proposed Maximum	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Offering Price	Price	Fee
Common Stock, $.01 par value	11,063,831	$ 2.73(2)	$30,204,259	$1,187

(1)	This amount represents shares to be offered by the selling shareholders from time to time after the effective date of this Registration Statement at prevailing market prices at time of sale. The shares include (a) 8,510,639 shares of Common Stock sold to the selling shareholders described in the prospectus forming part of this registration statement, (b) 2,553,192 shares of Common Stock that may be issuable to the selling shareholders upon the exercise of warrants and (c) an indeterminable number of shares as may be offered or issued with respect to the foregoing securities as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of the Securities Act of 1933, as amended.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of the Registrant’s common stock on January 15, 2009, as reported on the Nasdaq Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated January 16, 2009
Prospectus

ATS MEDICAL, INC.
11,063,831 Shares of Common Stock

     This prospectus relates to 11,063,831 shares of common stock, $.01 par value, of ATS Medical, Inc., of which 2,553,192 shares of common stock may be issuable upon exercise of warrants issued to the selling shareholders named in this prospectus. The shares will be sold from time to time by the selling shareholders named in this prospectus. The selling shareholders may sell or otherwise dispose of the shares from time to time through public or private transactions or through other means described in the section entitled “Plan of Distribution,” beginning on page 18. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying market prices determined at the time of sale or at negotiated prices. In addition, this prospectus covers the issuance of any shares of common stock to a subsequent holder of a warrant upon exercise of that warrant. Each warrant represents the right to purchase one share of our common stock.
     We will receive no part of the proceeds from sales made under this prospectus. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.
     Our common stock is traded on the Nasdaq Global Market under the symbol “ATSI.” On January 15, 2009, the last sale price of our common stock as reported on the Nasdaq Global Market was $2.78 per share.

     Investment in our common stock involves a high degree of risk. Before investing in our common stock, we recommend that you carefully read this entire prospectus, including the “Risk Factors” section beginning on page 8, our annual report on Form 10-K for the year ended December 31, 2007 and the other documents we file with the Securities and Exchange Commission from time to time.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

ATS MEDICAL, INC.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447
(763) 553-7736
The date of this prospectus is                     , 2009.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). The prospectus relates to 11,063,831 shares of our common stock which the selling shareholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.
     These shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. The selling shareholders should not make an offer of these shares in any state where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares.
     You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS
     This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding our plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in the prospectus are typically identified by words such as “believes,” “anticipates,” “expects,” “intends,” “will” and “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in “Risk Factors” below. Additional information about factors that could affect our future results and events is included in our reports and filed with the SEC and incorporated by reference in this prospectus.

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference. As used in this prospectus, the words “our company,” “we,” “us,” “our” or “ATS” refer only to ATS Medical, Inc., unless the context requires otherwise, and do not include any subsidiary.
Business of ATS Medical, Inc.
     ATS Medical, Inc. is a Minnesota corporation founded in June 1987. We develop, manufacture, and market medical devices for the treatment of structural heart disease. Our product offerings are focused on heart valve therapy and the surgical treatment of cardiac arrhythmias. Our core mission is to create a company with a diversified product portfolio focused exclusively on the cardiac surgeon. Our objectives are to establish ATS products as the standard of care for patients with structural heart disease.
     From our founding until 2004, 100% of our revenue was from our first product – a mechanical heart valve. Sales of our mechanical heart valves represented approximately 72% of our revenue in 2007, compared to 82% and 90% of revenue in 2006 and 2005, respectively. Beginning in 2004, we began to execute our diversification strategy and since have added several product lines through distribution agreements or acquisitions. The most significant of these transactions are:
–	Surgical Treatment of Atrial Fibrillation – In November 2004 we entered into a distribution agreement with CryoCath Technologies, Inc. (“CryoCath”) to distribute a set of products for the surgical treatment of atrial fibrillation. In June 2007, we acquired this business from CryoCath for approximately $22.0 million. In 2007, we had revenue from these products of approximately $9.7 million or 19.5% of our revenue compared to $4.6 million or 11.3% of our revenue in 2006 and $2.5 million or 7.1% of our revenue in 2005.

–	Heart Valve Repair – In June 2005, we entered into a development and distribution agreement with Genesee BioMedical, Inc. (“GBI”), under which we co-developed a novel line of mitral valve repair rings and bands. In 2007, we had revenue from these products of approximately $1.8 million compared to $1.0 million in 2006 and no revenue in 2005.

–	Tissue Heart Valves – In September 2006, we acquired 3F Therapeutics, Inc. (“3F Therapeutics” or “3F”), which had developed a line of tissue heart valves based on a unique design. The ATS 3F Aortic Bioprosthesis is a biological replacement aortic heart valve that has shown properties that compare favorably with both mechanical and biological valves presently in the market. We received U.S. Food and Drug Administration (“FDA”) approval to commercialize this product in October 2008. The ATS 3F Aortic Bioprosthesis has also received the CE Mark and is available for commercial release in Europe and other foreign countries. In 2007, we had revenue from these products of approximately $0.5 million.
     The marketing and sales of these new non-mechanical valve products leverage both our sales and marketing infrastructure and broaden our relationships with cardiac surgeons. Sales from these and other new products have grown over the last four years from no revenue in 2004 to 28% of our total revenue in 2007.
     Heart valve therapy revenue consists of revenue from the sale of our mechanical heart valves, tissue heart valves, heart valve repair products and allograft tissue valves. These products primarily relate to the repair or replacement of the aortic or mitral valves.
     Surgical treatment of atrial fibrillation products consist of tools used to create lesions on cardiac tissue to inhibit abnormal electrical impulses in the upper chambers of the heart.
     Business Strategy
     The key components of our business strategy to create a profitable, diversified, cardiac surgery-focused company include:

•	Increase market share of all our core products, including the ATS Open Pivot® Heart Valve, ATS CryoMazeTM Surgical Ablation products, ATS Simulus® Flexible annuloplasty repair rings and bands and the ATS 3F® Aortic Bioprosthesis tissue heart valve.

•	Broaden our relationships with cardiac surgeons by selectively adding new medical devices to our product portfolio.

•	Leverage our investments in our marketing and sales infrastructure.

•	Lower our cost of goods sold.
     Products and Markets
     Heart Valve Therapy
     Heart valve therapy revenue consists of prosthetic heart valves (both mechanical and tissue heart valves), and heart valve repair products. For 2007, our heart valve therapy revenue was $38.6 million, or 78% of revenue, compared to $35.3 million, or 87% of revenue, in 2006 and $31.7 million, or 91% of revenue, in 2005. Based on data from Millennium Research Group 2007 and Piper Jaffray Equity Research, the current total worldwide heart valve market is approximately $1.2 billion.
     Prosthetic Heart Valve Market Overview
     There are two types of replacement heart valves: tissue and mechanical. Mechanical valves are made from highly durable materials such as metals and pyrolytic carbon with implant longevity well in excess of any patient’s lifetime. Tissue valves are made from animal or cadaver tissue or, in some cases, the patient’s own tissue. Tissue valves have a finite durability and may experience structural valve deterioration requiring a re-operation to replace the failed valve. They are suitable for patients less able to tolerate anti-coagulants, those who have a life expectancy less than the projected longevity of tissue valves, or women in their childbearing years.
     Cardiac surgeons choose a valve through consideration of valve selection criteria and a patient’s life expectancy, medical conditions, and lifestyle preferences. Besides durability, a valve’s design and materials determine its thrombogenicity, which is the tendency to contribute to the formation of thrombus or blood clots. Thrombus can impair the performance of a valve. If the thrombus detaches and begins to move through the bloodstream (embolus), it may create an arterial blockage leading to stroke or infarction. Mechanical heart valve recipients must take anticoagulants to reduce and control thrombogenicity, while tissue valves do not usually require anticoagulant therapy. Hemodynamics, the measure of how efficiently blood flows through a prosthetic valve, is an important selection criteria. Blood must flow easily through the valve with minimal pressure required to open the valve leaflets and limited backflow of blood when the leaflets close. The valve should exert minimal force on the blood so that damage to fragile blood cells is limited. Other factors that are important in a surgeon’s choice of a prosthetic valve are the ease of implantation, patient quality of life and the physician’s familiarity with and confidence in the valve.
     In addition to cardiac surgeons, administrators or business managers at hospitals and clinics have become increasingly influential in the purchase decision-making process in recent years. The increasing emphasis on medical cost containment in most world markets has elevated the decision-making power of the administrator. The administrator tends to focus on cost-effectiveness and, in some markets, primarily on the cost of the valve.
     The worldwide market for prosthetic heart valves is approximately $1.06 billion and in aggregate is projected to grow at 2% per year. Over time, the mix between mechanical and tissue prosthesis has varied significantly. It is estimated that the current prosthesis market consists of a worldwide mechanical heart valve market of $330 million declining at 5% year-over-year, and a worldwide tissue heart valve market of $730 million growing at 6% year-over-year, per Millennium Research Group 2007 and Piper Jaffray Equity Research.

     Our Mechanical Heart Valve Products
     Our ATS Open Pivot Heart Valve was designed to improve upon existing mechanical heart valves by combining a proprietary open pivot design and other innovative features with the widely accepted biocompatibility and durability of pyrolytic carbon.
     The major design features of the ATS Open Pivot Heart Valve include:
•	Open pivot areas exposed to the washing action of flowing blood with each cardiac cycle;

•	A thin but durable pyrolytic carbon orifice surrounded by a titanium strengthening band;

•	Low profile design;

•	Multiple sewing cuff options;

•	Bileaflet valve design; and

•	Enhanced radiopacity.
     The ATS Open Pivot Heart Valve provides the following advantages over other currently available mechanical heart valves:
•	Open pivot washing contributes to low thromboembolic complications;

•	Improved patient quality of life through lower noise levels;

•	Improved hemodynamic efficiencies;

•	Ease of implantation and valve rotation; and

•	Improved follow-up diagnostic capability.
     CarboMedics, Inc. (“CarboMedics,” f/k/a Sulzer CarboMedics) developed the basic design from which the ATS Open Pivot Heart Valve evolved. In September 1990, we entered into a license agreement with CarboMedics under which we eventually held an exclusive, royalty-free, worldwide license to CarboMedics’ open pivot, bileaflet mechanical heart valve design. After making some design changes in the valve, we finalized the design of the ATS Open Pivot Heart Valve and filed and received our own U.S. patent covering the design of the ATS Open Pivot Heart Valve. The design modifications and the resulting U.S. patent covering the new design are the exclusive property of ATS.
     In connection with the execution of the license agreement, we entered into a long-term supply agreement with CarboMedics in September 1990 under which we were obligated to purchase pyrolytic carbon components for the ATS Open Pivot Heart Valve from CarboMedics. In December 1999, we entered into a carbon technology agreement with CarboMedics under which we obtained an exclusive, worldwide right and license to use CarboMedics’ pyrolytic carbon technology to manufacture components for the ATS Open Pivot Heart Valve. Under that agreement, CarboMedics also assisted us in establishing our own pyrolytic carbon component production facility in Minneapolis, Minnesota.
     In June 2002, the long-term supply agreement with CarboMedics was amended to suspend our purchase obligations for the remainder of 2002 and all of 2003, 2004, 2005 and 2006. The 2002 through 2006 purchase obligations were scheduled to resume, beginning in 2007; however, we believe that CarboMedics subsequently repudiated and breached the agreement. In January 2007, CarboMedics served a complaint on us, seeking to enforce the contractual purchase obligations and monetary damages. This litigation, and the settlement thereof, is described below under “Prospectus Summary – Recent Developments – Settlement of Litigation with CarboMedics.”
     Our Tissue Heart Valve Products
     In September 2006, we acquired 3F Therapeutics, a medical device company based in Lake Forest, California. 3F was an early stage medical device company at the forefront of the emerging field of less invasive and minimally invasive closed chest tissue valve replacement. We view the acquisition of 3F as a major step in executing our long-standing vision of obtaining a leadership position in all segments of the cardiac surgery market.
     ATS 3F Aortic Bioprosthesis
     We have completed the development of our first generation tissue valve product, the ATS 3F Aortic Bioprosthesis. This prosthesis is a biological replacement aortic heart valve that has received the CE Mark and is available for commercial release in Europe and other foreign countries. In our premarket approval study conducted for purposes of obtaining approval of the FDA for this valve in the United States, over 400 patients were implanted, totaling over 900 patient years of data to date. The initial results have shown properties that compare favorably with both mechanical and biological valves presently in the market. The final clinical module of the premarket approval application to the FDA for the ATS 3F Aortic Bioprosthesis was submitted during October 2006, and we received FDA approval to commercialize this product in October 2008.
     The major design features of the ATS 3F Aortic Bioprosthesis include:
•	Tubular valve design, which mimics native aortic valve in form and function;

•	Stentless design; and

•	Pericardial tissue.
     The ATS 3F Aortic Bioprosthesis provides the following advantages over other available tissue valves:
•	Provides excellent hemodynamics through large effective orifice areas and low pressure gradients;

•	Maintains natural sinus function for potential improvements in hemodynamic performance and durability; and

•	Does not require anticoagulation.
     We believe that substantial growth in the future within the heart valve industry will be the result of the introduction of minimally invasive and off-pump products. To address this future demand, we are currently developing various minimally invasive and off-pump aortic valve concepts.
     Other ATS Tissue Heart Valve Products
     Our first minimally invasive and off-pump aortic heart valve product is the sutureless ATS 3F EnableTM Aortic Heart Valve, which is intended to reduce surgical cross-clamp and cardio-pulmonary bypass time. The ATS 3F Enable Aortic Heart Valve is designed to eliminate the traditional suturing required to replace a patient’s diseased aortic heart valve. If suturing can be eliminated from the procedure, surgeons can potentially reduce procedure time and offer less invasive options for the treatment of aortic valve disease. In addition, the elimination of suturing offers the potential to significantly improve valve related hemodynamics by allowing the surgeon to provide a replacement valve of a size larger than what is traditionally possible with conventionally sutured heart valves. The ATS 3F Enable Aortic Heart Valve is presently in clinical studies outside the United States. To date, 58 patients had undergone aortic valve replacement with the ATS 3F Enable. Aortic Heart Valve at seven investigative sites in Europe within both the feasibility and pivotal clinical trial phases, and eight patients had surpassed the two-year implant duration.
     We are also developing an off-pump aortic valve, the ATS Entrata Aortic Valve System™, using technology and intellectual property, some of which is shared co-exclusively with Edwards Lifesciences Corporation.
     Our principal executive offices are located at 3905 Annapolis Lane, Suite 105, Minneapolis, Minnesota 55447, and our telephone number is (763) 553-7736.

Recent Developments
     Settlement of Litigation with CarboMedics
     On November 22, 2006, CarboMedics filed a complaint against ATS in the U.S. District Court in the District of Minnesota. The complaint alleged that ATS had breached certain contractual obligations, including an alleged obligation to purchase $22 million of mechanical heart valve carbon components under a long-term supply agreement with CarboMedics. CarboMedics initially sought specific performance and claimed damages of approximately $20 million.
     On December 22, 2008, ATS announced the settlement of its lawsuit with CarboMedics. As part of the CarboMedics settlement, ATS paid $3.0 million to CarboMedics on December 29, 2008, and will pay an additional $4.5 million on April 30, 2009. Under the terms of the settlement, ATS maintains all rights to manufacture, market and sell the ATS Open Pivot® mechanical heart valve. Satisfaction of the settlement terms will conclude all related matters with CarboMedics and preclude any future litigation on the matter in question.
     Essex Investment
     On December 19, 2008, we entered into a Common Stock and Warrant Purchase Agreement with the selling shareholders named in this prospectus, namely, Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P. and Essex Woodlands Health Ventures Fund VIII-B, L.P., pursuant to which we agreed to issue to the selling shareholders an aggregate of 8,510,639 shares of our common stock and seven-year warrants to purchase up to 2,553,192 shares of common stock at an exercise price of $2.475 for the first year after the closing, $2.85 per share during the second year after the closing, and $3.10 per share thereafter.
     On December 19, 2008, we also closed the transactions contemplated by the Common Stock and Purchase Agreement, with the selling shareholders paying $2.35 per share for the purchase of the shares. The gross proceeds from the sale of the shares and warrants was approximately $20,000,000. The proceeds from the sale of the shares and warrants pursuant to the Common Stock and Warrant Purchase Agreement were used, in part, to fund the settlement of our lawsuit with CarboMedics, Inc., and for working capital. See “Prospectus Summary – Recent Developments – Settlement of Litigation with CarboMedics” above.
     We also entered into a Registration Rights Agreement, dated December 19, 2008, with the selling shareholders pursuant to which we agreed to prepare and file with the SEC the registration statement which includes this prospectus.
The Offering

Issuer	ATS Medical, Inc.

Selling Shareholders	Essex Woodlands Health Ventures Fund VIII, L.P. and certain of its affiliates, which purchased our shares and warrants on December 19, 2008.

Securities Offered	11,063,831 shares of our common stock, which includes 2,553,192 shares that may be issuable to the selling shareholders named in this prospectus upon the exercise of the warrants in accordance with the terms of the warrants.

Use of Proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling shareholders. Upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

Risk Factors `	An investment in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 for a discussion of certain factors that you should consider when evaluating an investment in the common stock. Our articles of incorporation authorize the issuance of 150,000,000 shares of common stock, which is sufficient for us to deliver shares upon exercise of the warrants.

Nasdaq Global Market Symbol	ATSI

RISK FACTORS
     You should carefully consider the following risks before you decide to buy our common stock or warrants. You should also consider the information in this prospectus as well as the other documents incorporated by reference.
If our products do not achieve widespread market acceptance in the United States, our operating results will be harmed, and we may not achieve profitability.
     Our success will depend, in large part, on the medical community’s acceptance of ATS’ principal products in the United States, which is the largest revenue market in the world for heart valves. The U.S. medical community’s acceptance of ATS’ products will depend upon our ability to demonstrate the safety and efficacy, advantages, long-term clinical performance and cost-effectiveness of ATS’ products as compared to other products. We cannot predict whether the U.S. medical community will accept ATS’ products or, if accepted, the extent of the medical community’s use of ATS’ products. Negative publicity resulting from isolated incidents involving ATS’ products could have a significant adverse effect on the overall acceptance of our products. If we encounter difficulties developing a market for our products in the United States, we may not be able to increase our revenue enough to achieve profitability, and our business and operating results will be seriously harmed.
We currently rely on the ATS mechanical heart valve as our primary source of revenue. If we are not successful in selling this product, our operating results will be harmed.
     Since 2005 we have marketed products other than mechanical heart valves. These products represented approximately 28% of net revenues for the year ended December 31, 2007. However, there can be no assurance that these new products will decrease our dependence on sales of mechanical heart valves. Increasing revenues from new products cannot be guaranteed. Even if we were to develop additional products, regulatory approval would likely be required to sell them. Clinical testing and the approval process itself are very expensive and can take many years. Adverse rulings by regulatory authorities, product liability lawsuits, the failure to achieve widespread U.S. market acceptance, the loss of market acceptance outside of the United States, or other adverse publicity may significantly and adversely affect our sales of the ATS heart valve, and, as a result, would adversely affect our business, financial condition and operating results.
The anticipated benefits associated with our recent acquisitions may not be realized.
     We completed the acquisition of 3F in 2006 and the acquisition of the surgical cryoablation assets of CryoCath in 2007. We expect that these acquisitions will result in several benefits, including, among others, an expanded heart valve product line in connection with the acquisition of the tissue heart valve business of 3F, an enhanced owned product portfolio and opportunity to leverage our revenues and margins under our pre-existing distribution and agent agreements in connection with the CryoCath acquisition, and cross-selling opportunities, enhanced technology, cost savings and operating efficiencies in connection with both acquisitions. However, achieving the anticipated benefits of these acquisitions is subject to a number of uncertainties, including whether 3F’s development-stage products are ultimately marketable, whether we can commercialize the acquired CryoCath development project related to treatment of arrhythmias on a stand-alone minimally invasive basis, whether we are able to gain regulatory approvals to commercialize products manufactured within our own facility, whether we are able to integrate the businesses in an efficient and effective manner and general competitive factors in the marketplace. Failure to achieve the anticipated benefits of these acquisitions could result in decreases in the amount of expected revenues, increased costs and diversion of management’s time and energy, and could materially impact our business, financial condition and operating results.
We may have difficulty integrating recently acquired businesses and may incur substantial costs in connection with the integration process.
     Integrating the operations of 3F and the surgical cryoablation business of CryoCath into our existing business will be a complex, time-consuming and expensive process. Before these acquisitions, ATS and 3F, as well as ATS and the surgical cryoablation assets of CryoCath, were operated independently, each with its own products, customers, employees, culture and systems. We may experience material unanticipated difficulties or expenses in connection with the integration of these acquired businesses into ATS due to various factors, including:
•	our current lack of expertise and experience in manufacturing the CryoCath products;

•	costs and delays in implementing manufacturing systems and procedures in connection with the acquisition of the cryoablation business of CryoCath;

•	difficulties in transitioning manufacturing from the CryoCath facilities into our corporate facility;

•	difficulties retaining and integrating management and other key employees of 3F in connection with the 3F acquisition;

•	challenges associated with integrating the acquired business’s products and operations into our facility and business;

•	diversion of management resources from the business of the combined company and integration activities;

•	reduction or loss of customer sales due to the potential for market confusion, hesitation and delay; and

•	difficulty in combining distribution arrangements for the combined company’s products and services.
     We have limited experience in integrating operations on the scale represented by these acquisitions, and it is not certain that we can successfully integrate the acquired businesses in a timely or efficient manner, or at all, or that any of the anticipated benefits of the acquisitions will be realized. Failure to do so could have a material adverse effect on our business, financial condition and operating results.
     In addition, many of the factors listed above are outside our control. The time and expense associated with converting the businesses into a single, combined company may exceed management’s expectations and limit or delay the intended benefits of the transaction. To the extent any of these events occur, the benefits of the transaction may be reduced, at least for a period of time. In addition, it is possible that unexpected transaction costs, such as taxes, fees or professional expenses, or unexpected future operating expenses, such as increased personnel costs, as well as other types of unanticipated adverse developments, could have a material adverse effect on our business, financial condition and operating results.
We use a combination of direct sales persons and independent manufacturing representatives to sell our heart valves in the United States. If our U.S. sales strategy is not successful, we may not be able to continue our operations.
     Our sales approach for the sale of our products in the United States consists primarily of direct salespersons with a few independent manufacturer’s representatives. We will need to continue to expend significant funds and management resources to develop and maintain this hybrid sales force. We believe that there is significant competition for sales personnel and independent manufacturing representatives with the advanced sales skills and technical knowledge we need. If we are unable to recruit, retain and motivate qualified personnel and representatives, U.S. sales of our products could be adversely affected. The loss of key salespersons or independent manufacturer’s representatives could have a material adverse effect on our sales or potential sales to current customers and prospects serviced by such salespersons or representatives. Further, we cannot assure the successful expansion of our network of independent manufacturer’s representatives on terms acceptable to ATS, if at all, or the successful marketing of our products by our hybrid sales force. To the extent we rely on sales through independent manufacturer’s representatives, any revenues we receive will depend primarily on the efforts of these parties. We do not control the amount and timing of marketing resources that these third parties devote to our products. If our U.S. sales strategy is not successful, we may be forced to change our U.S. sales strategy. Any such change could disrupt sales in the United States. Further, any change in our U.S. sales strategy could be expensive and would likely have a material adverse impact on our operating results.

We currently depend on the marketing and sales efforts of international independent distributors.
     In many countries, our products are sold internationally through independent distributors. The loss of an international distributor could seriously harm our business and operating results if a new distributor could not be found on a timely basis in the relevant geographic market. We do not control the amount and timing of marketing resources that these third parties devote to our products. Furthermore, to the extent we rely on sales through independent distributors, any revenues we receive will depend primarily on the efforts of these parties.
We are dependent upon sales outside the United States, which are subject to a number of risks, including a drop in sales due to currency fluctuations.
     In 2007, approximately 62% of our net sales were derived outside of the United States. We expect that international sales will account for a substantial majority of our revenue until our products receive wider market acceptance from U.S. customers and until we begin to sell our ATS 3F Aortic Bioprosthesis tissue heart valve or other products in the United States. Accordingly, any material decrease in foreign sales may materially and adversely affect our operating results.
     We sell in U.S. dollars to our customers abroad. An increase in the value of the U.S. dollar in relation to other currencies can and has adversely affected our sales outside of the United States. Our dependence on sales outside of the United States will continue to expose us to U.S. dollar currency fluctuations for the foreseeable future.
     Our future operating results could also be harmed by risks inherent in doing business in international markets, including:
•	unforeseen changes in regulatory requirements and government health programs;

•	weaker intellectual property rights protection in some countries;

•	new export license requirements, changes in tariffs or trade restrictions;

•	political and economic instability in our target markets;

•	greater difficulty in collecting payments from product sales;

•	lengthy/extended credit terms; and

•	competitive pricing pressures.
We have a history of net losses. If we do not have net income in the future, we may be unable to continue our operations.
     We are not currently profitable and have a very limited history of profitability. We had net losses of approximately $14.4 million for 2005, $27.7 million for 2006 and $23.0 million for 2007. As of December 31, 2007, we had an accumulated deficit of approximately $132.6 million. We expect to incur significant expenses over the next several years as we continue to devote substantial resources to the commercialization and marketing of our products, both in the United States and in many foreign countries. In addition, we will not generate net income unless we are able to significantly increase revenue from U.S. sales. If we continue to sustain losses, we may not be able to continue our operations.
     In addition, if the benefits of the merger with 3F and our acquisition of the surgical cryoablation assets of CryoCath do not exceed the associated costs, the combined company could be adversely affected by incurring additional or even increased losses from its operations. Our ability to succeed after the merger with 3F and acquisition of the surgical cryoablation business of CryoCath depends on making our combined operations profitable through increased revenue and reduced expenses for the combined company. If we fail to make our combined operations profitable through increased revenue and decreased expenses, it would harm our business, financial condition and operating results.

Purchase accounting treatment of the merger with 3F and acquisition of the surgical cryoablation business of CryoCath could result in net losses for the foreseeable future.
     We have accounted for the merger with 3F and purchase of the surgical cryoablation business of CryoCath using the purchase method of accounting. For the 3F acquisition, the estimated market value of shares of our common stock issued in the merger and the amount of the merger transaction costs was recorded as the cost of acquiring 3F. For the acquisition of the surgical cryoablation business of CryoCath, the purchase price recorded was equal to all of the cash consideration paid to CryoCath, plus the amount of transaction costs and the present value of the cash payment due to CryoCath two years from closing. In each case, the cost has been allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trademarks and tradenames, based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net assets has been allocated as goodwill. The amount of the purchase price currently allocated to goodwill and the other intangible assets in connection with the acquisition of 3F is approximately $12.3 million. The amount of the purchase price currently allocated to goodwill and other intangible assets in connection with the purchase of the surgical cryoablation business of CryoCath is approximately $23.7 million. Our estimates are based upon available information and assumptions that we believe are reasonable. However, there can be no assurance that the actual useful lives will not differ significantly from our current estimates. The amortization of other intangible assets could result in net losses for ATS for the foreseeable future, which could have a material adverse effect on the market value of our common stock.
We have a history of regularly raising funds and incurring debt to fund net losses. If our current cash and investment balances are inadequate to carry us to profitability, we may need to raise equity or incur debt in the future. The current unprecedented volatility in the worldwide credit and equity markets may have an impact on our ability to obtain future financing.
     In recent years, we have completed several financings to fund acquisitions and our operations. If our future operations require greater cash than our current balances, we would again be required to raise equity or issue debt. Furthermore, there may be delays in obtaining necessary governmental approvals of our products or introducing products to market or other events that may cause actual cash requirements to exceed those for which we have budgeted. In such event, we would need additional financing.
     We do not know what impact the current unprecedented volatility in worldwide credit and equity markets may have on our ability to obtain future financing. During the last several months of 2008, the world experienced unprecedented turmoil in equity and credit markets that has resulted in record-setting losses in the stock markets, dramatic decreases of liquidity in the credit markets, bank failures, hedge fund closures and massive market intervention by the United States and foreign governments. Because of the unprecedented nature of these market events, and because the markets remain highly volatile today, we cannot predict what effect these events will have on our ability to obtain financing in the future. If we are unable to raise sufficient capital, it will have a material adverse effect on our financial condition and our ability to remain in business.
The market for prosthetic heart valves is highly competitive, and a number of our competitors are larger and have more financial resources. If we do not compete effectively, our business will be harmed.
     The market for prosthetic heart valves is highly competitive. We expect that competition will intensify as additional companies enter the market or modify their existing products to compete directly with us. Our primary competitor in mechanical heart valves, St. Jude Medical, Inc., currently controls approximately 50% of the worldwide market. Edwards Lifesciences PVT, Inc., our primary competitor in the tissue heart valve market, currently controls approximately 60% of the worldwide market. Many of our competitors have long-standing FDA approval for their valves and extensive clinical data demonstrating the performance of their valves. In addition, they have greater financial, manufacturing, marketing and research and development capabilities than we have. For example, many of our competitors have the ability, due to their internal carbon manufacturing facilities and economies of scale, to manufacture their heart valves at a lower cost than we can manufacture our ATS heart valves. Our primary competitor has used price as a method to compete in several international markets. If heart valve prices decline significantly, we might not be able to compete successfully, which would harm our business, financial condition and operating results.

Our future results will be harmed if the use of mechanical heart valves declines or if our tissue heart valves cannot be successfully marketed.
     Our business could suffer if the use of mechanical heart valves declines. Historically, mechanical heart valves have accounted for over two-thirds of all heart valve replacements. Recently, there has been an increase in the use of tissue valves. We estimate that mechanical heart valves are currently being used in 20% to 65% of all heart valve replacements, depending on the geographic market, down from 65% to 75% roughly ten years ago. We believe the tissue manufacturers’ claims of improvements in tissue valve longevity and an increase in the average age of valve patients have contributed to the recent increase in the use of tissue valves. In addition, there can be no guarantee that we will be able to successfully market and sell our tissue heart valves or that our tissue heart valves will be approved or gain market acceptance.
Our business may be adversely affected if we are unable to maintain our strategic distribution arrangements.
     In 2007, revenues from non-mechanical heart valve products increased to 28% of total revenue from none in 2004. Some of our distributed products contain performance criteria which we must attain to retain our rights under these arrangements. Additionally, these arrangements provide certain circumstances under which our rights may be terminated. If we are unable to maintain these arrangements, our business, financial condition and operating results may be adversely affected.
We ultimately may experience a delay in introducing, or may not successfully complete development of, products that are currently under development, resulting in harm to our business.
     We are in the process of developing certain products, including but not limited to, the Enable and Entrata tissue heart valve products. The Enable product is currently in the early phases of clinical trials, and the Entrata product is still under development. Successfully completing the development of these products and technologies presents substantial technical, medical and engineering challenges, as well as regulatory hurdles. In 2006, ongoing clinical trial results in Europe resulted in our undertaking a review of the Enable valve cuff design. We may not successfully complete the development of these products, or these products may fail to work in the manner intended. If we are unable to successfully develop the products that are currently under development, we may suffer financial difficulties, which may have a material adverse effect on our business, financial condition and operating results.
New products or technologies developed by others could render our product obsolete.
     The medical device industry is characterized by significant technological advances. Several companies are developing new prosthetic heart valves based on new or potentially improved technologies. Significant advances are also being made in surgical procedures, which may delay the need for replacement heart valves. A new product or technology may emerge that renders the ATS heart valve noncompetitive or obsolete. This could materially harm our operating results or force us to cease doing business altogether.
We license patented technology and other proprietary rights from CarboMedics. If these agreements are breached or terminated, our right to manufacture the ATS mechanical heart valve could be terminated.
     Under our carbon technology agreement with CarboMedics, we have obtained a license to use CarboMedics’ pyrolytic carbon technology to manufacture components for the ATS mechanical heart valve. If this agreement is breached or terminated, we would lose our right to manufacture components for the ATS mechanical heart valve.
A delay or interruption in our manufacturing of pyrolytic carbon components could delay product delivery or force us to cease operations.
     Although we anticipate that our manufacturing capacity will be sufficient to meet our current and foreseeable carbon component needs, if our inventory is exhausted and we are unable to manufacture carbon components, it is unlikely that we will be able to obtain the necessary carbon components from any other source. If we are unable to obtain these carbon components from other sources, we could be forced to reduce or cease operations.

Because we have limited manufacturing experience with some of our products, we may not realize the expected cost savings related to manufacturing our own products. In addition, we could experience production delays and significant additional costs.
     Our tissue valve manufacturing efforts to date have consisted primarily of limited quantities of products for research and development, clinical trials and commercial sales outside the United States. In addition, we are continuing to ramp up our manufacturing capabilities in connection with the acquisition of the surgical cryoablation business of CryoCath. We cannot be certain that we will be able to manufacture commercial quantities of tissue heart valves or fully develop internal manufacturing capabilities for surgical cryoablation products in a cost-effective manner. We have limited experience manufacturing tissue heart valves and no experience manufacturing products for the surgical cryoablation business, and our inability to manufacture these products in a cost-effective manner could adversely affect our business and results of operations. In addition, in the future as we continue to increase production, we may encounter difficulties in maintaining and expanding our manufacturing, including problems involving:
•	production yields;

•	quality control;

•	per unit manufacturing costs;

•	shortages of qualified personnel; and

•	compliance with FDA and international regulations and requirements regarding good manufacturing practices.
     Difficulties encountered by us in establishing or maintaining a commercial-scale manufacturing facility may limit our ability to manufacture our cryoablation products and therefore could seriously harm our business, financial condition and operating results.
Our business could be seriously harmed if third-party payers do not reimburse the costs for our heart valve.
     Our ability to successfully commercialize the ATS mechanical heart valve, our tissue heart valves, surgical cryoablation devices and other products depends on the extent to which reimbursement for the cost of our product and the related surgical procedure is available from third-party payers, such as governmental programs, private insurance plans and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and procedures that they consider not to be cost-effective or are used for a non-approved indication. The failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from third-party payers would seriously harm our business, financial condition and operating results.
     In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payment for medical procedures or treatments. In addition, government and private third-party payers are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement. In international markets, reimbursement and health care payment systems vary significantly by country. Furthermore, we have encountered price resistance from government-administered health programs. Significant changes in the health care system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our business, financial condition and operating results.
We may face product liability claims, which could result in losses in excess of our insurance coverage and which could negatively affect our ability to attract and retain customers.
     The manufacture and sale of mechanical heart valves and tissue heart valves entails significant risk of product liability claims and product recalls. Both mechanical heart valves, tissue heart valves and valve repair products are life-sustaining devices, and the failure of any valve or repair product usually results in the patient’s death or need for re-operation. A product liability claim or product recall, regardless of the ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages and could seriously harm our business. We currently maintain product liability insurance coverage in an aggregate amount of $25 million. However, we cannot be assured that our current insurance coverage is adequate to cover the costs of any product liability claims made against us. Product liability insurance is expensive and does not cover the costs of a product recall. In the future, product liability insurance may not be available at satisfactory rates or in adequate amounts. A product liability claim or product recall could also materially and adversely affect our ability to attract and retain customers.
Our business would be adversely affected if we are not able to protect our intellectual property rights.
     Our success depends in part on our ability to maintain and enforce our patents and other proprietary rights. We rely on a combination of patents, trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of our technology. These measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. The patent positions of medical device companies are generally uncertain and involve complex legal and technical issues. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could be costly and divert our attention from the growth of the business. We cannot assure you that our patents and other proprietary rights will not be successfully challenged, or that others will not independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology.
We may be sued by third parties claiming that our products infringe on their intellectual property rights. Any such suits could result in significant litigation or licensing expenses or we might be prevented from selling our product.
     We may be exposed to future litigation by third parties based on intellectual property infringement claims. Any claims or litigation against us, regardless of the merits, could result in substantial costs and could harm our business. In addition, intellectual property litigation or claims could force us to:
•	cease manufacturing and selling our product, which would seriously harm us;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; or

•	redesign our product, which could be costly and time-consuming.
We may encounter litigation that could have a material impact on our business.
     We may be subject to product liability claims, intellectual property infringement claims or other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Although we do not believe that any lawsuits, claims or proceedings arising in the ordinary course of business will have a material adverse impact on our business, operating results or financial condition, it is possible that unfavorable resolutions of any lawsuits, claims or proceedings could have an adverse effect on our business, results of operation or financial condition because of the uncertainty inherent in litigation.
We are subject to extensive governmental regulation, which is costly, time consuming and can subject us to unanticipated delays or could ultimately preclude us from marketing and selling our products.
     Our heart valves, surgical cryoablation products and other products and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies, as well as other federal, state, local and international authorities. We are required to:
•	obtain the approval of the FDA or international regulatory authorities where our products are not yet marketed;

•	after obtaining approval or clearance of the FDA or international regulatory authorities, maintain the approval of the FDA and international regulatory authorities to continue selling and manufacturing our products;

•	satisfy content requirements for all of our labeling, sales and promotional materials;

•	comply with manufacturing and reporting requirements; and

•	undergo rigorous inspections by these agencies.

     Compliance with the regulations of these governmental authorities may delay or prevent us from introducing any new or improved products. The governmental authorities charged with making and implementing these laws or related regulations may change the laws, impose additional restrictions, or adopt interpretations of existing laws or regulations that could have a material adverse effect on us. Violations of these laws or regulatory requirements may result in fines, marketing restrictions, product recall, withdrawal of approvals and civil and criminal penalties. We also may incur substantial costs associated with complying and overseeing compliance with the laws and regulations of these governmental authorities.
     We ultimately may not be able to obtain the necessary governmental approvals or clearances in the United States or other jurisdictions, including FDA and CE approvals and clearances, for products that are now under development, including our Enable and Entrata tissue heart valve products and surgical cryoablation products designed for stand-alone minimally invasive procedures. Obtaining these governmental approvals or clearances is uncertain, and the regulatory approval process is likely to be time-consuming and expensive. If we are unable to obtain such governmental approvals or clearances, then our ability to market and sell products currently under development may be delayed or may never occur. Our potential inability to market and sell our products currently under development, together with the potential expenses associated with obtaining the necessary governmental approvals or clearances, may cause us to suffer financial difficulties, which could have a material adverse effect on our business, financial condition and prospects.
The price of our common stock has been volatile, which may result in losses to investors.
     Historically, the market price of our common stock has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted by the following:
•	the success of our management in operating ATS effectively;

•	the failure of our heart valves and other products to gain market acceptance in the United States;

•	announcements of technical innovations or new products by our competitors;

•	the status of component supply arrangements;

•	changes in reimbursement policies;

•	government regulation;

•	developments in patent or other proprietary rights;

•	public concern as to the safety and efficacy of products developed by us or others; and

•	general market conditions.
     In addition, due to one or more of the foregoing factors, in future years our operating results may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could be materially and adversely affected. Finally, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.
Our charter documents and Minnesota law may discourage and could delay or prevent a takeover of our company.
     Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include the following:

•	The absence of cumulative voting by shareholders for directors;

•	The ability of our Board of Directors to control its size, to create new directorships and to fill vacancies;

•	The ability of our Board of Directors, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

•	The ability of our Board of Directors to amend the bylaws; and

•	Restrictions under Minnesota law regarding mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock.
USE OF PROCEEDS
     We are registering these shares pursuant to the registration rights granted to the selling shareholders. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling shareholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.
     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling shareholders will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 150,000,000 shares, par value $.01 per share. The authorized capital stock is divisible into the classes and series, has the designation, voting rights, and other rights and preferences and is subject to the restrictions that the Board of Directors may from time to time establish. Unless otherwise designated, all shares are common stock.
Capital Stock
     The holders of our common stock: (1) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (2) are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs; (3) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and (4) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of our common stock now outstanding are fully paid and nonassessable.
     The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of our directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.
     Wells Fargo Bank, National Association is the transfer agent for our common stock.
     Our Board of Directors, without further action by the shareholders, is authorized to issue preferred stock or other senior equity securities in one or more series and, with certain limitations, to determine preferences as to dividends and in liquidation, and conversion, redemption and other rights of each such series. Our Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation than those held by the holders of our common stock. The issuance of preferred stock or other senior equity securities may have the effect of delaying, deferring or preventing a change in control of ATS. No shares of preferred stock or other senior equity securities are outstanding, and we have no present plans to issue such stock or securities.

Minnesota Anti-Takeover Laws
     We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and may deprive our securityholders of an opportunity to sell their shares at a premium over the market price.
     In general, Section 302A.671 provides that a corporation’s shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.
     In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s voting stock. Section 302A.673 does not apply if a committee of our Board of Directors consisting of one or more of our disinterested directors (excluding our current and former officers) approves the proposed transaction or the interested shareholder’s acquisition of shares before the interested shareholder becomes an interested shareholder.
     If a tender offer is made for our stock, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the tender offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier tender offer. Section 302A.675 does not apply if a duly constituted committee of our Board of Directors approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.
SELLING SHAREHOLDERS
     This prospectus relates to the possible resale or other disposition by the selling shareholders of the 8,510,639 shares acquired from us in a private placement on December 19, 2008, and 2,553,192 shares issuable upon exercise of warrants also acquired in that private placement. See “Prospectus Summary – Recent Developments – Essex Investment.” The shares of our common stock held by the selling shareholders are being registered for resale by the selling shareholders from time to time. See “Plan of Distribution.”
     The following table lists the selling shareholders and presents certain information regarding their beneficial ownership of our common stock as well as the number of shares of our common stock they may sell from time to time pursuant to this prospectus. This table is prepared based on information supplied to us by the selling shareholders, and reflects holdings as of January 15, 2009. As of January 15, 2009, 71,162,951 shares of our common stock were issued and outstanding. As used in this prospectus, the term “selling shareholders” includes the entities listed below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge or other transfer. Each of the selling shareholders listed below has certified that (1) it purchased the shares in the ordinary course of business, and (2) at the time of purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

	Shares of Common Stock		Shares of Common	Shares of Common Stock
	Beneficially Owned Prior to		Stock Offered	Beneficially Owned After
	Offering		Pursuant to	Offering
	Number	Percent	this Offering	Number	Percent
Names of Selling Shareholders	(1)(2)		(1)(2)	(3)	(3)
Essex Woodlands Health Ventures Fund VIII, L.P.	10,017,082	14.1	10,017,082	0	—
Essex Woodlands Health Ventures Fund VIII-A, L.P.	729,553	1.0	729,553	0	—
Essex Woodlands Health Ventures Fund VIII-B, L.P.	317,196	0.4	317,196	0	—

(1)	The shares offered pursuant to this prospectus include warrants to acquire up to (i) 2,311,635 shares, in the case of Essex Woodlands Health Ventures Fund VIII, L.P., (ii) 168,358 shares in the case of Essex Woodlands Health Ventures Fund VIII-A, L.P., and (iii) 73,199 shares in the case of Essex Woodlands Health Ventures Fund VIII-B, L.P. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2)	These securities are held of record by Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P. and Essex Woodlands Health Ventures Fund VIII-B, L.P. Essex Woodlands Health Ventures VIII, L.P. is the general partner of Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P. and Essex Woodlands Health Ventures Fund VIII-B, L.P. Essex Woodlands Heath Ventures VIII, LLC is the general partner of Essex Woodlands Health Ventures VIII, L.P. Martin P. Sutter, James L. Currie, Mark Pacala, Jeff Himawan, Petri Vianio, Ron Eastman, Guido Neels, Steve Wiggins and Immanuel Thangaraj are managing directors of Essex Woodlands Heath Ventures VIII, LLC and exercise shared voting and investment powers with respect to the shares owned by each of Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P. and Essex Woodlands Health Ventures Fund VIII-B, L.P. Martin P. Sutter currently is a member of the board of directors of ATS and owns, in his individual capacity, 50,000 shares of common stock and a restricted stock unit for 3,000 shares of ATS common stock. Mr. Sutter has no registration rights with respect to these securities. Each of the reporting persons disclaims beneficial ownership of such securities, except to the extent of their proportionate pecuniary interest therein.

(3)	Assumes the sale of all of the shares offered pursuant to this prospectus.
PLAN OF DISTRIBUTION
     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed ATS that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock.
     ATS is required to pay certain fees and expenses incurred by it incident to the registration of the shares. ATS has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.
     We agreed to use our best efforts to keep this prospectus effective until the earlier of (1) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (2) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXPERTS
     The consolidated financial statements and schedule as of and for the years ended December 31, 2006 and 2007 and management’s assessment as to the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated in this prospectus and elsewhere in the registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.
     The financial statements and schedule of ATS Medical, Inc. for the year ended December 31, 2005, appearing in ATS Medical, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 and incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
          The validity of the issuance of shares of common stock issued in this offering will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of our SEC filings are also available through our website (www.atsmedical.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
     We have filed with the SEC a registration statement on Form S-3 to register the shares offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information regarding ATS Medical, Inc., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s web site at http://www.sec.gov.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the selling shareholders sell all of the shares or the earlier termination of this offering:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2007;

•	our quarterly reports on Form 10-Q for the quarters ended March 29, 2008, June 28, 2008 and September 27, 2008;

•	our current reports on Form 8-K filed on January 31, 2008, February 4, 2008, February 25, 2008, March 6, 2008, April 4, 2008, May 5, 2008, May 13, 2008, July 2, 2008, July 8, 2008, August 4, 2008, November 3, 2008, November 4, 2008 and December 23, 2008;

•	any filings under the Exchange Act after the date of the initial registration statement (of which this prospectus forms a part) and prior to effectiveness of the registration statement; and

•	the description of our common stock contained in the registration statement on Form 8-A filed on May 8, 1990, including any amendments or reports filed for the purpose of updating that description.
     You may request a free copy of any of the above filings by writing or calling: Deborah K. Chapman, ATS Medical, Inc., 3905 Annapolis Lane, Minneapolis, MN 55447, (763) 553-7736.
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

ATS MEDICAL, INC.
11,063,831 Shares of Common Stock

PROSPECTUS

                                        , 2009

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee	$1,196
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	30,000
Miscellaneous	3,804

Total	$50,000
     All fees and expenses other than the SEC registration fee are estimated. The Company will pay all the expenses listed above.
Item 15. Indemnification of Officers and Directors
     Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. The Bylaws of the Company provide that the Company shall indemnify its officers and directors under such circumstances and to the extent permitted by Section 302A.521 as now enacted or hereafter amended. In addition, since November 1995 the Company has maintained a liability insurance policy for its directors and officers.

Item 16. Exhibits

Exhibit
Number	Description of Exhibit

4.1	Third Restated Articles of Incorporation of ATS Medical, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008)

4.2	Bylaws of ATS Medical, Inc., as amended February 13, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 20, 2007)

4.3	Specimen certificate for shares of the Registrant’s Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997)

4.4	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 23, 2008)

5.1	Opinion of Dorsey & Whitney LLP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Ernst & Young LLP

23.4	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)
Item 17. Undertakings
The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     (6) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (7) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or used or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on January 16, 2009.

ATS MEDICAL, INC.
By:	/s/ Michael D. Dale
Michael D. Dale
President and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Dale and Michael R. Kramer, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) to this Registration Statement and (ii) registration statements and any and all amendments thereto (including post-effective amendments) for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities on January 16, 2009.

Signature		Title

By:	/s/ Michael D. Dale Michael D. Dale	President, Chief Executive Officer and Director (principal executive officer)

By:	/s/ Michael R. Kramer Michael R. Kramer	Chief Financial Officer (principal financial and accounting officer)

By:	/s/ Steven M. Anderson Steven M. Anderson	Director

By:	/s/ Robert E. Munzenrider Robert E. Munzenrider	Director

By:	/s/ Guy P. Nohra Guy P. Nohra	Director

By:	/s/ Eric W. Sivertson Eric W. Sivertson	Director

By:	/s/ Theodore C. Skokos Theodore C. Skokos	Director

By:	/s/ Martin P. Sutter Martin P. Sutter	Director

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

4.1	Third Restated Articles of Incorporation of ATS Medical, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008)

4.2	Bylaws of ATS Medical, Inc., as amended February 13, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 20, 2007)

4.3	Specimen certificate for shares of the Registrant’s Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997)

4.4	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 23, 2008)

5.1	Opinion of Dorsey & Whitney LLP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Ernst & Young LLP

23.4	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)